TSX-V: AVU US OTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520	F: (888) 889-4874

April 7, 2026		NR 02 – 2026

Avrupa Adopts Semi-Annual Financial Reporting

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it has elected to rely on Coordinated Blanket Order 51-933 and move to semi-annual financial reporting (“SAR”).

Coordinated Blanket Order 51-933 allows eligible venture issuers listed on the TSX Venture Exchange (the “TSXV”) to voluntarily move from a quarterly to a semi-annual financial reporting framework. The Company’s fiscal year ends on December 31. Under the SAR pilot program, the Company will be exempt from filing interim financial reports and related Management’s Discussion & Analysis (MD&A) for its first and third quarters.

•Interim Period: The Company will not file an interim report for the first quarter (Q1) ending March 31 and the third quarter (Q3) ending September 30; and

•Ongoing Reporting: The Company will continue to file audited financial statements (due within 120 days of December 31) and six-month interim financial reports (due within 60 days of June 30).

The Company confirms it meets the pilot program’s eligibility criteria, which include being a venture issuer with annual revenues of less than $10 million and maintaining a clean 12-month continuous disclosure record.

This news release is being filed pursuant to Coordinated Blanket Order 51-933 Exemptions to Permit Semi-Annual Reporting for Certain Venture Issuers.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of valuable mineral deposits, using a hybrid project generator business model.  Avrupa is actively advancing seven copper-zinc VMS targets and one orogenic gold prospect in central Finland through its partnership with Akkerman Exploration B.V. in the Finnish exploration company, Akkerman Finland Oy. Avrupa holds one 100%-owned project in Portugal, the Alvalade VMS Project, and has submitted an application for a mining license covering the Sesmarias Cu/Zn massive sulfide showing within the Project area.  The Company holds 49% of the Slivova Gold Project in Kosovo, optioned to Western Tethyan Resources.  Avrupa continues to focus its project generation work in politically stable and prospective regions of Europe, and looks to develop new opportunities around the general Mediterranean Basin.  The Company is actively seeking new JV partnerships for its projects in Finland and Portugal.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.